MUNDOVAL FUND
GLOBAL VALUE INVESTING



THE FUND : HOLDINGS


E bay Inc., 3.03%
3M Co., 4.19%
Sanofi Aventis ADR, 4.16%
BASF Aktiengsellschaft, 3.97%
Ingersoll Rand Co., LTD, 3.78%
Cisco Systems, Inc., 3.78%
Pfizer, Inc., 3.55%
Unilever Plc ADR, 3.53%
AstraZeneca Plc, 3.37%
Microsoft Corp., 3.31%
Bank of America Corp., 3.26%
Illinois Tool Works, Inc., 3.20%
General Electric Co., 3.17%
GlaxoSmithKline Plc, 3.17%
WellPoint Health Net, 3.04%

Top 15 Holdings as of September 30, 2009	
3M Co.	4.19%
Sanofi Aventis ADR	4.16%
BASF Aktiengsellschaft	3.97%
Ingersoll Rand Co., LTD	3.78%
Cisco Systems, Inc.	3.78%
Pfizer, Inc.	3.55%
Unilever Plc ADR	3.53%
AstraZeneca Plc	3.37%
Microsoft Corp.	3.31%
Bank of America Corp.	3.26%
Illinois Tool Works, Inc.	3.20%
General Electric Co.	3.17%
GlaxoSmithKline Plc	3.17%
WellPoint Health Net	3.04%
Ebay Inc.	3.03%

MUNDOVAL FUND
GLOBAL VALUE INVESTING

THE FUND : SECTORS

PORTFOLIO INFORMATION
PROXY VOTING
HOLDINGS
SECTORS
FINANCIAL REPORTS
IN THE NEWS


Materials
6.07%
Energy
0.00%
Net Cash
2.44%
Telecommunications
7.39%
Health Care
22.66%
Consumer Discretionary
8.83%
Consumer Staples
9.26%
Industrials
16.71%
Financials
13.00%
Information Technology
13.64%

Fund Sectors as of September 30, 2009	
Health Care	22.66%
Industrials	16.71%
Information Technology	13.64%
Financials	13%
Consumer Staples	9.26%
Consumer Discretionary	9.83%
Telecommunications	7.39%
Materials	6.07%
Energy	0.00%
Net Cash	2.44%

*Net Cash represents cash equivalents less liabilities in excess of other assets.

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.